SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 12, 2006

By: /a/ Andrew M. Archibald______

Andrew M. Archibald, CA, Chief Financial Officer

September 12, 2006

Intertape Polymer Group Provides Update on In-Depth Operational and Financial Review

MONTREAL, QUEBEC AND BRADENTON, FLORIDA--(CCNMatthews - Sept. 12, 2006) - In response to a published media report and several inquiries, Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) advised today that the Company's ongoing in-depth operational and financial review continues. The Company is working diligently to complete its review and analysis. TD Securities Inc. is providing advice in connection with this process.

The Company also advised that it is in the advanced stages of its search for a new Chief Executive Officer.

From time to time the Company receives expressions of interest from third parties. Any such expression of interest is reviewed and dealt with appropriately in the best interests of the Company and its shareholders. The Company does not generally comment on any expressions of interest it receives.

"The Board looks forward to the completion of the review process," said Michael L. Richards, Chairman of the Board of Directors. "The Company will advise of any material developments in the review process and its search for a CEO."

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2450 employees with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

CONTACT INFORMATION:

Intertape Polymer Group Inc.

H. Dale McSween

Interim Chief Executive Officer

866-202-4713

itp$info@itape.com

www.intertapepolymer.com